EXHIBIT 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

Miller Industries, Inc. (the “Company”) has one class of securities, our common stock, registered under Section 12 of the Securities Exchange Act of 1934, as amended.

DESCRIPTION OF COMMON STOCK

The following description of our common stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Charter, as amended (the “Charter”), and our Second Amended and Restated Bylaws (the “Bylaws”), each of which are filed as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part. We encourage you to read our Charter, our Bylaws and the applicable provisions of the Tennessee Business Corporation Act for additional information.

Authorized Shares of Capital Stock

Our authorized capital stock consists of:

•	100,000,000 shares of common stock, $0.01 par value; and
•	5,000,000 shares of preferred stock, $0.01 par value.

The holders of our common stock do not have any preemptive or other subscription rights, conversion or redemption rights, or any rights to share in any sinking fund.

Voting Rights

The holders of our common stock are entitled to one vote per share on all matters to be voted on by the shareholders. In an uncontested election of directors, each director will be elected by a majority of the votes cast with respect to such director’s election. In a contested election, which is an election where the number of nominees for director exceeds the number of directors to be elected, each director will be elected by a plurality of the votes cast with respect to such director’s election. The holders of our common stock do not have cumulative voting rights.

Dividends

Subject to any preferences that may be applicable to any preferred stock issued in the future, all shares of our common stock are entitled to share equally in any dividends as may be declared from time to time by our board of directors, in its discretion, from legally available funds.

Liquidation Rights

If we dissolve, liquidate or wind up, the holders of our common stock are entitled to receive on a ratable basis all of our assets available for distribution, in cash or in kind, after payment or provision for payment of all of our debts and liabilities, including any preferential amount due to holders of preferred stock that may be issued in the future.

Anti-Takeover Provisions

Our Charter and Bylaws, as well as the Tennessee Business Corporation Act, contain restrictions that may discourage other persons from attempting to acquire or influence control of us, including,  without limitation:

•	any vacancies on our board of directors may be filled by a majority of the directors in office, although less than a quorum;
•	our shareholders are not be entitled to act by written consent in lieu of a meeting; and
•

our shareholders must comply with advance notice procedures for shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors.

In addition, our Charter authorizes the issuance of up to 5,000,000 shares of preferred stock. The rights and preferences for any series of preferred stock may be set by our board of directors, in its sole discretion and without shareholder approval, and the rights and preferences of any such preferred stock may be superior to those of our common stock and thus may adversely affect the rights of holders of our common stock.

Listing

Our common stock is listed on the New York Stock Exchange under the symbol “MLR.”

Transfer Agent

The transfer agent for our common stock is Computershare Trust Company, N.A.